Form 51–102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)
Suite 900 - 510 Seymour Street
Vancouver, British Columbia V6B 1V5

Item 2.	Date of Material Change

August 29, 2018.

Item 3.	News Release

News Release dated September 4, 2018 was disseminated via Canada Newswire and filed on SEDAR on September 4, 2018.

Item 4.	Summary of Material Change

On August 29, 2018, the Company, as borrower, entered into a secured credit agreement (the “Credit Agreement”) with Bank of Montreal, as administrative agent, lead arranger and sole bookrunner (“BMO”) and certain lenders party thereto from time to time (collectively, the “Lenders”) to establish a credit facility (the “Credit Facility”) under which the Company has access to an aggregate of up to $200 million in funds that are available as a $50 million revolving credit facility and a $150 million non-revolving facility, all in accordance with the terms and conditions set out in the Credit Agreement as described below.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

On August 29, 2018, the Company entered into the Credit Agreement with BMO and the Lenders to establish the Credit Facility. The obligations of the Company under the Credit Facility will be secured by a first priority lien on substantially all of the personal property and assets of the Company.

The Credit Facility has a three year term. Under the Credit Facility, the Company has access to an aggregate of up to $200 million in funds that are available as follows: (i) a $50 million revolving credit facility (“Facility A”); and (ii) a $150 million non-revolving facility (“Facility B”).

Facility A accrues interest and standby fees at variable rates based on borrowing elections by the Company and the Company’s Total Funded Debt to EBITDA as described below. Advances under Facility A are required to be used by the Company for working capital and general corporate requirements. Facility A requires interest only monthly payments and a final principal payment due upon maturity of the Credit Facility.

Facility B accrues interest and standby fees at variable rates based on borrowing elections by the Company and the Company’s Total Funded Debt to EBITDA ratio as described below. Under the payment terms for Facility B, each draw will amortize quarterly beginning the first full quarter post initial draw. Advances under Facility B are also required to be used by the Company for working capital and general corporate requirements.

Borrowings under the Credit Facility will accrue interest and standby fees based on the Company’s Total Funded Debt to EBITDA ratio and the availment type as follows:

•

If Total Funded Debt to EBITDA is less than 1.00, then: (i) borrowings based on Bankers’ Acceptance (“Bankers’ Acceptance Borrowings”) will be at 2.25% margin; (ii) borrowings based on Prime Rate (“Prime Rate Borrowings”) will be at 1.00% margin; and (iii) Standby fees will be at 0.45%;

•

If Total Funded Debt to EBITDA is greater than or equal to 1.00 and less than 1.50, then: (i) Bankers’ Acceptance Borrowings will be at 2.50% margin; (ii) Prime Rate Borrowings will be at 1.25% margin; and (iii) Standby fees will be at 0.50%;

•

If Total Funded Debt to EBITDA is greater than or equal to 1.50 and less than 2.00, then: (i) Bankers’ Acceptance Borrowings will be at 2.75% margin; (ii) Prime Rate Borrowings will be at 1.50% margin; and (iii) Standby fees will be at 0.55%;

•

If Total Funded Debt to EBITDA is greater than or equal to 2.00 and less than 2.50, then: (i) Bankers’ Acceptance Borrowings will be at 3.00% margin; (ii) Prime Rate Borrowings will be at 1.75% margin; and (iii) Standby fees will be at 0.60%; and

•

If Total Funded Debt to EBITDA is greater than or equal to 2.50, then (i) Bankers’ Acceptance Borrowings will be at 3.25% margin; (ii) Prime Rate Borrowings will be at 2.00% margin; and (iii) Standby fees will be at 0.65%.

The Credit Agreement contains customary representations and warranties, affirmative and negative covenants, and events of default. In addition, the Credit Agreement contains a negative covenant which restricts the Company from making or acquiring any Investments (as defined in the Credit Agreement) that, among other things, do not satisfy the definition of a Permitted Acquisition, as that term is defined in the Credit Agreement. The Credit Agreement also requires that the Company comply with certain customary non-financial covenants and restrictions. In addition, the Company has agreed to comply with the following financial covenants at all times, which are to be calculated on a rolling four quarter basis: (i) maximum Total Funded Debt (as defined in the Credit Agreement) to EBITDA of 3.00:1; and (ii) minimum Fixed Charge Coverage Debt (as defined in the Credit Agreement) of 1.25:1.

The foregoing description of the Credit Facility and the Credit Agreement is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which is available under the Company profile on SEDAR at www.sedar.com.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Terry Booth, Chief Executive Officer
Telephone: (604) 362-5207

Item 9.	Date of Report

DATED at Vancouver, BC, this 10th day of September, 2018.